Exhibit 99.2

NICE Transforms Digital Customer Experience with Launch of CXone SmartAssist the Industry’s Most Advanced Conversational AI Solution, Powered by Amelia

Revolutionary digital Employee and Consumer Conversational AI solution delivers personalized intelligent self-service and accelerates time-to-value

HOBOKEN, N.J., August 4, 2021 – NICE (Nasdaq: NICE) today announced the launch of CXone SmartAssist powered by Amelia, the industry’s leading Conversational AI solution for customer service,  to improve conversations across the customer experience (CX) journey. Pairing NICE CXone’s advanced analytical capabilities, and extensive data and knowledge, with Amelia’s Conversational AI technology will allow organizations to build and deploy smarter, more effective intelligent self-service, with full flexibility, scalability and rapid innovations.

Fueled by NICE Enlighten AI and the advanced digital capabilities of CXone, with built-in advanced Conversational AI, CXone SmartAssist can solve customers’ requests without the need for human support, facilitating faster resolutions and learning with every interaction for even deeper connections the next time. Additionally, the solution will assist users in designing their own custom-made intelligent virtual assistants for unique use cases that can offer suggestions and guidance through an interactive interface. Armed with all the necessary data with NICE Enlighten AI – the industry’s first and only purpose-built AI that’s pretrained to understand the intricacies of customer engagement — this advanced, no-code AI solution takes out the guesswork of creating virtual assistants that enhance customer experiences.

“Consumers are increasingly engaging in digital conversations and prefer brands that provide 24/7 support in the way they prefer, and they have quickly come to expect an effortless experience in their moment of need,” said Paul Jarman, CEO NICE CXone. “AI-powered technologies enable these customer-controlled experiences through the rapid delivery of personalized services and end-to-end care. The out-of-the-box machine learning-imbued intelligence powered by Amelia will help organizations digitally transform through automation and cognitive technology to lower costs, improve productivity and grow their business.”

“Human-machine collaboration adds significant value for businesses, employees and customers alike,” said Scott Kohn, Chief Channel Officer, Amelia. “Conversational and self-learning AI like CXone SmartAssist, powered by Amelia, is a significant differentiator for any business, delivering the best elements of human interactions to everyday user experiences. Add to that the enormous interactions data pool supplied by NICE’s CXone and Enlighten AI, and you’ve got a very sophisticated and unique digital employee that is capable of recalling a volume of business logic that’s needed to really understand how your customers interact with your business.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

About AMELIA
Amelia is a leading Enterprise AI software company with a long history of innovation in automation and Conversational AI. We create fulfilling human experiences through groundbreaking AI solutions, as we enable conversational experiences, streamline IT operations, and automate processes. In 2014, we launched Amelia, the Most Human AI™; then in 2018, we introduced true end-to-end, enterprise-wide automation allowing enterprises to quickly optimize back-end operations. Amelia is consistently recognized by third-party analyst firms as a market leader. Headquartered in New York City with offices in 15 countries, Amelia’s roster of client success stories speaks for itself: Our technology impacts more than 200 of the world’s leading brands, including global leaders in banking, insurance, telecommunications, and other industries. See how Amelia is powering the Future of Work at amelia.ai.

Corporate Media Contacts
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com ET
Media@Amelia.ai

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.